Exhibit 99.2
Table of Contents

Maguire

Supplemental Operating and Financial Data
For the Quarter Ended

June 30, 2005

Maguire Properties, Inc.
Second Quarter 2005

Table of Contents

This supplemental package contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, you should exercise caution in interpreting and relying on these statements as they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company's control and could materially affect actual results, performance or achievements. These factors include, without limitation, the ability to enter into new leases or renew leases on favorable terms, dependence on tenants' financial condition, the uncertainties of real estate development and acquisition activity, the ability to effectively integrate acquisitions, the costs and availability of financing, the effects of local economic and market conditions, regulatory and tax law changes and other risks and uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission.

Maguire Properties, Inc.
Second Quarter 2005

Corporate Data

Table of Contents

Maguire Properties, Inc.
Second Quarter 2005

Quarterly Highlights

Maguire Properties, Inc. (the "Company"), a self-administered and self-managed real estate investment trust, is one of the largest owners, managers and developers of first-class office properties in the Los Angeles metropolitan area and has a significant presence in nine submarkets, located in Los Angeles County, Orange County, and San Diego County. The Company's predecessor was founded in 1965 and developed and managed over 30 million square feet of office properties nationally.

As of June 30, 2005, the Company owns approximately 25.1million square feet, consisting of 22 properties with approximately 14.7 million net rentable square feet, one 350-room hotel with 266,000 square feet and total on- and off-site structured parking of approximately 10.1 million square feet, plus surface parking, which in total accommodates over 32,500 vehicles. The Company also owns undeveloped land that it believes can support up to 8.2 million square feet of office, retail and residential uses and 11.8 million square feet including structured parking.

This Supplemental Operating and Financial Data package supplements the information provided in our quarterly and annual reports filed with the Securities and Exchange Commission (SEC). Additional information about us and our properties is also available at our website www.maguireproperties.com.

Acquisitions and Dispositions:

We acquired and disposed of the following properties during the second quarter of 2005:

Property:	Location	Acquisition/ Disposition Date	Square Feet	Purchase/ Sales Price (in '000s)
Acquisitions				
San Diego Tech Center (1)	San Diego, CA	04/06/05	643,596	$ 185,000
		Total	643,596	$ 185,000
Dispositions				
Austin Research Park I & II	Austin, TX	06/16/05	271,882	$ 55,000
One Renaissance Square	Phoenix, AZ	06/29/05	491,623	128,800
		Total	763,505	$ 183,800

(1) Includes development entitlements that we believe can support approximately 1.2 million square feet of additional office buildings.

Properties Held for Sale or Joint Venture

We classified the following properties as held for sale as of June 30, 2005:

Property:	Location	Square Feet
Glendale Center	Glendale, CA	382,888
801 North Brand	Glendale, CA	279,950
700 North Central	Glendale, CA	143,334
	Total	806,172

Development Activities

In the third quarter we expect to begin construction at Park Place on a 575,000 square foot office building and two parking garages with a parking capacity of approximately 5,000 vehicles. Completion is targeted for the first quarter of 2007 for the office building and the fourth quarter of 2006 for the parking garages. Two significant leases were signed during the current quarter and as a result, the project is approximately 47% pre-leased.

Corporate:

Effective April 1, 2005, our board of directors adopted a five-year compensation program for senior management. The program, which measures our performance over a 60-month period (unless vested or terminated earlier) commencing April 1, 2005, provides for awards to be earned if the Company attains certain performance measures based on annualized total shareholder returns on an absolute and relative basis.

On July 13, 2005, we hired Ted Bischak as Senior Vice President of Asset Management to replace Daniel Gifford, who is retiring in September of 2005.

Debt:

Total consolidated debt (including debt related to discontinued operations) declined by $36.6 million from March 31, 2005 to June 30, 2005.

We obtained a $133.0 million mortgage loan from Column Financial and drew $7.0 million on the line of credit in connection with the purchase of San Diego Tech Center.

We repaid $9.0 million of mortgage debt related to Wells Fargo Center (Denver, CO).

In connection with the sale of Austin Research Park I & II, we repaid $42.0 million of mortgage debt and $11.0 million of the term loan.

In connection with the sale of One Renaissance Square, the buyer assumed $103.6 million of mortgage debt and we repaid $24.0 million of the term loan.

We obtained a commitment to refinance the Gas Company Tower debt in August 2006 with a new $458 million, 10-year fixed rate, interest-only loan.

Maguire Properties, Inc.
Second Quarter 2005

Investor Information

333 South Grand Avenue
Suite 400
Los Angeles, CA 90071
(213) 626-3300
(213) 687-4758 (fax)

- Senior Management -

Robert F. Maguire III	Chairman of the Board and Co-Chief Executive Officer	Robert P. Goodwin	Senior Vice President, Construction and Development
Richard I. Gilchrist	President and Co-Chief Executive Officer	Timothy B. Carey	Senior Vice President, Development
Dallas E. Lucas	Executive Vice President and Chief Financial Officer	Daniel F. Gifford*	Senior Vice President, Asset Management
Mark T. Lammas	Senior Vice President, General Counsel	Ted J. Bischak*	Senior Vice President, Asset Management
Javier F. Bitar	Senior Vice President, Finance	Peggy M. Moretti	Senior Vice President, Investor and Public Relations
William H. Flaherty	Senior Vice President, Leasing and Marketing		

- Corporate -

Investor Relations Contact: Peggy M. Moretti (213) 626-3300
Please visit our corporate website at: www.maguireproperties.com

- Equity Research Coverage -

A.G. Edwards & Sons	David AuBuchon	(314) 955-5452
Banc of America Securities	Ross Nussbaum	(212) 847-5677
Deutsche Bank	Louis Taylor	(212) 250-4912
Green Street Advisors	Jim Sullivan	(949) 640-8780
Legg Mason	David Fick	(410) 454-5018
Lehman Brothers	David Harris	(212) 526-1790
Raymond James & Associates	Paul Puryear	(727) 567-3800
RBC Capital Markets	Jay Leupp	(415) 633-8588
Salomon Smith Barney	Jonathan Litt	(212) 816-0231
Wachovia Securities	Christopher Haley	(443) 263-6773
Wells Fargo Securities	Christopher Hartung	(415) 675-2759

Transfer Agent

Continental Stock Transfer and Trust Company
17 Battery Place
8th Floor
New York, NY 10004
(212) 845-3215

Timing

Quarterly results for the remainder of 2005 and early 2006 will be announced according to the following anticipated schedule:

Third Quarter 2005	Early November 2005
Fourth Quarter 2005	Early February 2006
First Quarter 2006	Early May 2006

*   On July 13 2005, the company hired Ted Bischak as Senior Vice President of Asset Management to replace Daniel Gifford who is retiring in September of 2005.

Maguire Properties, Inc.
Second Quarter 2005

Common Stock Data (NYSE: MPG)

Maguire Properties' common stock is traded primarily on the New York Stock Exchange under the symbol: MPG. MPG's common stock had the following characteristics during the past five quarters (based on New York Stock Exchange prices):

	2nd Quarter 2005	1st Quarter 2005	4th Quarter 2004	3rd Quarter 2004	2nd Quarter 2004
High Price	$ 28.39	$ 27.40	$ 27.96	$ 25.65	$ 26.51
Low Price	$ 23.07	$ 23.19	$ 23.35	$ 22.41	$ 20.95
Closing Price	$ 28.34	$ 23.88	$ 27.46	$ 24.31	$ 24.77
Dividends per share - Annualized	$ 1.60	$ 1.60	$ 1.60	$ 1.60	$ 1.60
Closing Dividend Yield - Annualized	5.65%	6.70%	5.83%	6.58%	6.46%
Closing Common Shares and Limited Partnership Units Outstanding (in thousands)	53,791	53,789	53,787	53,787	53,787
Closing Market Value of Common Shares and Limited Partnership Units Outstanding (in thousands)	$ 1,524,439	$ 1,284,477	$ 1,476,978	$ 1,307,550	$ 1,332,292

Dividends per Share

	2nd Quarter 2005	1st Quarter 2005	4th Quarter 2004	3rd Quarter 2004	2nd Quarter 2004
Common Stock					
Amount	$ 0.4000	$ 0.4000	$ 0.4000	$ 0.4000	$ 0.4000
Declared	June 21, 2005	March 17, 2005	December 20, 2004	September 23, 2004	June 23, 2004
Record	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004
Paid	July 29, 2005	April 29, 2005	January 28, 2005	October 29, 2004	July 30, 2004
Preferred Stock					
Amount	$ 0.4766	$ 0.4766	$ 0.4766	$ 0.4766	$ 0.4766
Declared	June 21, 2005	March 17, 2005	December 20, 2004	September 23, 2004	June 23, 2004
Record	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004
Paid	July 29, 2005	April 29, 2005	January 28, 2005	October 29, 2004	July 30, 2004

6

Maguire Properties, Inc.
Second Quarter 2005

Consolidated Financial Results

7

Maguire Properties, Inc.
Second Quarter 2005

Financial Highlights
(unaudited and in thousands, except per share amounts)

	Three Months Ended June 30, 2005	Three Months Ended March 31, 2005	Three Months Ended December 31, 2004	Three Months Ended September 30, 2004	Three Months Ended June 30, 2004
Income Items:					
Revenue including discontinued operations (1)	$ 131,332	$ 97,468	$ 88,334	$ 84,130	$ 81,159
Straight line rent including discontinued operations	$ 3,362	$ 3,655	$ 3,391	$ 3,240	$ 2,575
Fair value lease revenue including discontinued operations (2)	$ 2,217	$ 750	$ 679	$ 633	$ 585
Lease termination fees	$ 295	$ 43	$ 147	$ -	$ -
Office property operating margin (3)	66.1%	66.4%	66.1%	64.9%	66.4%
Net income (loss) available to common shareholders	$ (12,055)	$ (2,603)	$ 1,624	$ 3,696	$ 4,320
Funds from operations (FFO) available to common shareholders (4)	$ 22,847	$ 20,191	$ 22,214	$ 21,707	$ 21,000
FFO per common share - basic (4)	$ 0.53	$ 0.47	$ 0.52	$ 0.51	$ 0.50
FFO per common share - diluted (4)	$ 0.53	$ 0.47	$ 0.52	$ 0.51	$ 0.49
FFO per common share before loss from early extinguishment of debt - basic (4)	$ 0.55	$ 0.49	$ 0.53	$ 0.51	$ 0.50
FFO per common share before loss from early extinguishment of debt - diluted (4)	$ 0.55	$ 0.49	$ 0.53	$ 0.51	$ 0.49
Net income (loss) per common share - basic and diluted	$ (0.28)	$ (0.06)	$ 0.04	$ 0.09	$ 0.10
Dividends declared per common share	$ 0.40	$ 0.40	$ 0.40	$ 0.40	$ 0.40
Dividends declared per preferred share (5)	$ 0.48	$ 0.48	$ 0.48	$ 0.48	$ 0.48
Ratios:					
Interest coverage ratio (6)	1.73	2.13	2.75	3.06	3.22
Interest coverage ratio before loss from early extinguishment of debt (7)	1.76	2.18	2.79	3.06	3.22
Fixed-charge coverage ratio (8)	1.56	1.79	2.16	2.32	2.39
Fixed-charge coverage ratio before loss from early extinguishment of debt (9)	1.58	1.83	2.19	2.32	2.39
FFO payout ratio (10)	75.5%	85.1%	76.9%	78.4%	81.6%
AFFO payout ratio (11)	147.9%	128.1%	128.5%	114.5%	126.9%
Capitalization:					
Total consolidated debt including discontinued operations	$ 3,334,730 (13)	$ 3,371,330 (13)	$ 1,760,250 (13)	$ 1,515,250	$ 1,375,250
Preferred stock @ quarter end	$ 250,000	$ 250,000	$ 250,000	$ 250,000	$ 250,000
Common stock price @ quarter end	$ 28.34	$ 23.88	$ 27.46	$ 24.31	$ 24.77
Common equity value @ quarter end (12)	1,524,439	1,284,477	1,476,978	1,307,550	1,332,292
Total market capitalization	$ 5,109,169	$ 4,905,807	$ 3,487,228	$ 3,072,800	$ 2,957,542
Debt / total market capitalization	65.3%	68.7%	50.5%	49.3%	46.5%
Debt plus preferred stock / total market capitalization	70.2%	73.8%	57.6%	57.4%	55.0%

---

(1) Includes gross revenue from hotel operations of $5,763, $5,915, $5,879, $4,156, and $5,285 for the three months ended June 30, 2005, March 31, 2005, December 31, 2004, September 30, 2004, and June 30, 2004, respectively, and includes revenue from discontinued operations.

(2) Represents the net adjustment for above and below market leases which are being amortized over the remaining term of the respective leases from the date of acquisition.

(3) Calculated as follows: (rental, tenant reimbursement and parking revenues - rental property operating and maintenance expense, real estate taxes and parking expenses) / rental, tenant reimbursement and parking revenues, including discontinued operations.

(4) For a definition and discussion of FFO, see page 41. For a quantitative reconciliation of the differences between FFO and net income, see page 12.

(5) Preferred dividend declared for three months ended July 31, 2005, April 30, 2005, January 31, 2005, October 31, 2004, and July 31, 2004.

(6) Calculated as earnings before interest, taxes and depreciation and amortization and preferred dividends, or EBITDA, of $78,577, $55,688, $51,156, $48,310, and $46,555 respectively divided by cash interest expense of $45,381, $26,101, $18,608, $15,801, and $14,441, respectively. For a definition of cash interest expense, see page 16. For a discussion of EBITDA, see page 42. For a quantitative reconciliation of the differences between EBITDA and net income, see page 14.

(7) Calculated as EBITDA before loss from early extinguishment of debt, of $79,691, $56,896, $51,947, $48,310, and $46,555, respectively divided by cash interest expense of $45,381, $26,101, $18,608, $15,801, and $14,441, respectively.

(8) Calculated as EBITDA of $78,577, $55,688, $51,156, $48,310, and $46,555, respectively divided by fixed charges of $50,452, $31,165, $23,681, $20,852, and $19,486. For a definition of fixed charges, see page 16.

(9) Calculated as EBITDA before loss from early extinguishment of debt of $79,691, $56,896, $51,947, $48,310, and $46,555, respectively divided by fixed charges of $50,452, $31,165, $23,681, $20,852, and $19,486.

(10) Calculated as dividend declared per common share divided by FFO per common share - diluted.

(11) Calculated as common stock dividends and distributions declared of $21,516, $21,516, $21,515, $21,515, and $21,515, respectively, divided by AFFO of $14,551, $16,792, $16,748, $18,798, and $16,957, respectively. For a definition and discussion of AFFO, see page 42. For a quantitative reconciliation of the differences between AFFO and FFO, see page 13. We expect our cash flow from operations, or AFFO, to increase after 2005 as a result of internal revenue growth from future expected occupancy gains and a declining lease rollover percentage. Therefore, we currently believe that beginning in 2006 our AFFO will be sufficient to cover our

annual dividend payments.

(12) Assuming 100% conversion of the limited partnership units in the operating partnership into shares of our common stock.

(13) Excludes the Washington Mutual Irvine Campus note of $45.2 million.

Maguire Properties, Inc.
Second Quarter 2005

Consolidated Balance Sheets
(in thousands)

	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Assets					
Investments in real estate	$ 3,664,912	$ 3,422,008	$ 2,419,743	$ 2,158,951	$ 1,926,236
Less: accumulated depreciation and amortization	(239,005)	(211,078)	(199,078)	(179,223)	(161,594)
	3,425,907	3,210,930	2,220,665	1,979,728	1,764,642
Assets associated with real estate "held for sale"	232,977	417,907	-	-	-
	3,658,884	3,628,837	2,220,665	1,979,728	1,764,642
Cash and cash equivalents including restricted cash	166,697	223,026	135,618	145,477	196,529
Rents, deferred rents and other receivables	42,851	37,638	36,685	34,766	28,451
Deferred charges, net	249,082	272,613	168,354	132,304	140,757
Other assets	64,041	58,843	42,572	48,634	62,917
Total assets	$ 4,181,555	$ 4,220,957	$ 2,603,894	$ 2,340,909	$ 2,193,296
Liabilities, minority interests and stockholders' equity					
Loans payable	$ 3,196,930	$ 3,087,930	$ 1,805,450	$ 1,515,250	$ 1,375,250
Obligations associated with real estate assets "held for sale"	194,939	343,737	-	-	-
Dividends and distributions payable	24,694	24,693	24,692	24,692	24,692
Accounts payable, accrued interest payable and other liabilities	117,014	88,390	82,738	88,361	71,075
Acquired lease obligations	108,575	89,399	81,449	83,109	75,792
Total liabilities	3,642,152	3,634,149	1,994,329	1,711,412	1,546,809
Minority interests	53,332	67,282	72,198	77,227	82,969
Stockholders' equity					
Common and preferred stock and additional paid in capital	659,309	654,115	653,632	652,513	650,296
Accumulated deficits and dividends	(168,684)	(138,968)	(119,033)	(103,356)	(89,808)
Unearned and accrued stock compensation, net	(3,968)	(4,723)	(5,184)	(5,573)	(5,936)
Accumulated other comprehensive (loss) income, net	(586)	9,102	7,952	8,686	8,966
Total stockholders' equity	486,071	519,526	537,367	552,270	563,518
Total liabilities, minority interests and stockholders' equity	$ 4,181,555	$ 4,220,957	$ 2,603,894	$ 2,340,909	$ 2,193,296

9

Maguire Properties, Inc.
Second Quarter 2005

Consolidated Statements of Operations (1)
(in thousands, except for per share amounts)
(unaudited)

	Three Months Ended June 30, 2005		Three Months Ended March 31, 2005		Three Months Ended December 31, 2004		Three Months Ended September 30, 2004		Three Months Ended June 30, 2004	
Revenue:										
Rental	$	74,611	$	55,646	$	49,394	$	47,272	$	44,844
Tenant reimbursements		27,793		20,821		19,386		19,688		18,088
Hotel operations		5,763		5,915		5,879		4,156		5,285
Parking		10,648		9,067		8,526		8,230		7,813
Management, leasing and development services to affiliates		1,001		261		357		268		956
Interest and other		1,119		712		906		429		514
Total revenue		120,935		92,422		84,448		80,043		77,500
Expenses:										
Rental property operating and maintenance		24,594		18,567		17,217		17,958		16,462
Hotel operating and maintenance		3,821		3,844		3,893		3,319		3,574
Real estate taxes		10,586		7,768		6,638		6,379		5,416
Parking expenses		2,990		2,595		2,563		2,342		2,188
General and administrative and other		5,959		6,324		5,002		4,687		6,062
Depreciation and amortization		43,254		27,771		24,787		21,792		20,139
Interest		40,827		23,945		17,442		14,989		14,134
Loss from early extinguishment of debt		442		1,208		791		-		-
Total expenses		132,473		92,022		78,333		71,466		67,975
(Loss) income from continuing operations before minority interests		(11,538)		400		6,115		8,577		9,525
Minority interests attributable to continuing operations		3,118		853		(266)		(777)		(976)
(Loss) income from continuing operations		(8,420)		1,253		5,849		7,800		8,549
Income from discontinued operations		1,399		1,131		674		825		675
Minority interests attributable to discontinued operations		(268)		(221)		(133)		(163)		(138)
Net (loss) income		(7,289)		2,163		6,390		8,462		9,086
Preferred stock dividends		(4,766)		(4,766)		(4,766)		(4,766)		(4,766)
Net (loss) income allocable to common shareholders	$	(12,055)	$	(2,603)	$	1,624	$	3,696	$	4,320
Net (loss) income per common share - basic and diluted	$	(0.28)	$	(0.06)	$	0.04	$	0.09	$	0.10
Weighted-average shares outstanding - basic		43,146,500		42,924,061		42,828,004		42,514,303		42,334,249
Weighted-average shares outstanding - diluted		43,146,500		42,924,061		43,069,428		42,688,838		42,487,711
Weighted-average diluted shares and units		53,434,447		53,427,803		53,669,201		53,602,312		53,487,109

(1) Certain prior period amounts have been reclassified to conform to the current period presentation.

10

Maguire Properties, Inc.
Second Quarter 2005

Discontinued Operations (1)
(in thousands, except for per share amounts)
(unaudited)

	Three Months Ended June 30, 2005	Three Months Ended March 31, 2005	Three Months Ended December 31, 2004	Three Months Ended September 30, 2004	Three Months Ended June 30, 2004
Revenue:					
Rental	$ 8,133	$ 3,522	$ 2,494	$ 2,462	$ 2,441
Tenant reimbursements	1,349	942	868	1,069	705
Parking	881	578	521	553	511
Interest and other	34	4	3	3	2
Total revenue	10,397	5,046	3,886	4,087	3,659
Expenses:					
Rental property operating and maintenance	2,419	982	755	808	750
Real estate taxes	1,039	415	279	282	116
Parking expenses	233	77	40	45	36
Depreciation and amortization	-	654	947	936	904
Interest	4,635	1,787	1,191	1,191	1,178
Loss from early extinguishment of debt	672	-	-	-	-
Total expenses	8,998	3,915	3,212	3,262	2,984
Income from discontinued operations	1,399	1,131	674	825	675
Minority interests attributable to discontinued operations	(268)	(221)	(133)	(163)	(138)
Net income from discontinued operations	$ 1,131	$ 910	$ 541	$ 662	$ 537

_____
(1) Properties included are Glendale Center, 801 North Brand, 700 North Central, which are currently held for sale, and One Renaissance Square and Austin Research Park I & II, which were sold on June 16, 2005 and June 29, 2005, respectively. 801 North Brand, 700 North Central, One Renaissance Square and Austin Research Park I & II were acquired as part of the CommonWealth Properties portfolio acquisition on March 15, 2005.

11

Maguire Properties, Inc.
Second Quarter 2005

Funds from Operations (1)
(in thousands, except for per share amounts)
(unaudited)

	Three Months Ended June 30, 2005		Three Months Ended March 31, 2005		Three Months Ended December 31, 2004		Three Months Ended September 30, 2004		Three Months Ended June 30, 2004	
Reconciliation of net income (loss) to funds from operations:										
Net income (loss) available to common shareholders	$	(12,055)	$	(2,603)	$	1,624	$	3,696	$	4,320
Adjustments:										
Minority interests		(2,850)		(632)		399		940		1,114
Real estate depreciation and amortization		43,155		27,672		24,696		21,660		20,078
Real estate depreciation and amortization from discontinued operations		-		654		947		936		904
Funds from operations available to common shareholders and unit holders (FFO)	$	28,250	$	25,091	$	27,666	$	27,232	$	26,416
Company share of FFO (2)	$	22,847	$	20,191	$	22,214	$	21,707	$	21,000
FFO per share - basic	$	0.53	$	0.47	$	0.52	$	0.51	$	0.50
FFO per share - diluted	$	0.53	$	0.47	$	0.52	$	0.51	$	0.49
Weighted-average shares outstanding - basic		43,146,500		42,924,061		42,828,004		42,514,303		42,334,249
Weighted-average shares outstanding - diluted		43,336,808		43,162,860		43,069,428		42,688,838		42,487,711
Reconciliation of FFO to FFO before loss from early extinguishment of debt:										
FFO available to common shareholders and unit holders (FFO)	$	28,250	$	25,091	$	27,666	$	27,232	$	26,416
Add: loss from early extinguishment of debt		442		1,208		791		-		-
Add: loss from early extinguishment of debt (discontinued operations)		672		-		-		-		-
FFO before loss from early extinguishment of debt	$	29,364	$	26,299	$	28,457	$	27,232	$	26,416
Company share of FFO before loss from early extinguishment of debt (2)	$	23,748	$	21,163	$	22,849	$	21,707	$	21,000
FFO per share before loss from early extinguishment of debt - basic	$	0.55	$	0.49	$	0.53	$	0.51	$	0.50
FFO per share before loss from early extinguishment of debt - diluted	$	0.55	$	0.49	$	0.53	$	0.51	$	0.49

_____

(1) For the definition and discussion of FFO, see page 41.

(2) Based on a weighted average interest in our operating partnership of 80.9%, 80.5%, 80.3%, 79.7%, and 79.5% for the three months ended June 30, 2005, March 31, 2005, December 31, 2004, September 30, 2004, and June 30, 2004, respectively.

Maguire Properties, Inc.
Second Quarter 2005

Adjusted Funds from Operations [1]
(unaudited and in thousands)

	Three Months Ended June 30, 2005		Three Months Ended March 31, 2005		Three Months Ended December 31, 2004		Three Months Ended September 30, 2004		Three Months Ended June 30, 2004	
FFO	$	28,250	$	25,091	$	27,666	$	27,232	$	26,416
Non-real estate depreciation		99		99		91		132		61
Amortization of deferred financing costs		1,613		1,101		978		1,055		990
Accretion of interest rate swap sold		(953)		(953)		(953)		(676)		(119)
Non-cash stock compensation		1,028		583		508		508		181
Loss from early extinguishment of debt		1,114		1,208		791		-		-
Straight line rents		(3,362)		(3,655)		(3,391)		(3,240)		(2,575)
Fair value lease revenue		(2,217)		(750)		(679)		(633)		(585)
Capitalized payments [2]		(1,440)		(1,593)		(559)		(471)		(372)
Non-recoverable capital expenditures		(419)		(307)		(589)		(275)		(418)
Recoverable capital expenditures		(400)		(707)		(336)		(162)		(656)
Hotel improvements, equipment upgrades and replacements [3]		(98)		(15)		-		(5)		(16)
2nd generation tenant improvements and leasing commissions [4], [5]		(8,664)		(3,310)		(6,779)		(4,667)		(5,950)
Adjusted funds from operations (AFFO)	$	**14,551**	$	**16,792**	$	**16,748**	$	**18,798**	$	**16,957**

_____

(1)   For the definition and computation method of AFFO, see page 42. For a quantitative reconciliation of the differences between AFFO and cash flow from operating activities, see page 14.

(2)   Includes capital lease principal payments, capitalized leasing and development payroll, and capitalized interest.

(3)   Excludes $0.9 million, $0.5 million, $3.3 million, $1.1 million, and $1.9 million of expenditures for the three months ended June 30, 2005, March 31, 2005, December 31, 2004, September 30, 2004, and June 30, 2004, respectively, related to the renovation of the hotel. See page 38.

(4)   Excludes 2nd generation tenant improvements and leasing commissions of $0.0 million, $0.2 million, $0.8 million, $0.1 million, and $4.4 million for the three months ended June 30, 2005, March 31, 2005, December 31, 2004, September 30, 2004, and June 30, 2004, respectively, related to leases executed prior to and fully reserved ($35.2 million) at our initial public offering. As of June 30, 2005, $2.9 million of this reserve remains.

.

(5)   Excludes 1st generation tenant improvements and leasing commissions of $2.5 million, $0.9 million, $1.0 million, $1.3 million, and $2.1 million for the three months ended June 30, 2005, March 31, 2005, December 31, 2004, September 30, 2004, and June 30, 2004, respectively.

Maguire Properties, Inc.
Second Quarter 2005

Reconciliation of
Earnings Before Interest, Taxes and Depreciation and Amortization [1]
and Adjusted Funds From Operations [2]
(unaudited and in thousands)

	Three Months Ended June 30, 2005		Three Months Ended March 31, 2005		Three Months Ended December 31, 2004		Three Months Ended September 30, 2004		Three Months Ended June 30, 2004
Reconciliation of net income to earnings before interest, taxes and depreciation and amortization (EBITDA):									
Net Income	$ (7,289)	$	2,163	$	6,390	$	8,462	$	9,086
Add: Minority interests	(2,850)		(632)		399		940		1,114
Interest expense	40,827		23,945		17,442		14,989		14,134
Interest expense included in discontinued operations	4,635		1,787		1,191		1,191		1,178
Depreciation and amortization	43,254		27,771		24,787		21,792		20,139
Depreciation and amortization included in discontinued operations	-		654		947		936		904
EBITDA	$ 78,577	$	55,688	$	51,156	$	48,310	$	46,555
EBITDA	$ 78,577	$	55,688	$	51,156	$	48,310	$	46,555
Add: loss from early extinguishment of debt	442		1,208		791		-		-
Add: loss from early extinguishment of debt included in discontinued operations	672		-		-		-		-
EBITDA before loss from early extinguishment of debt	$ 79,691	$	56,896	$	51,947	$	48,310	$	46,555

(1) For the definition and discussion of EBITDA, see page 42.

Reconciliation of cash flows from operating activities to adjusted funds from operations (AFFO):									
Cash flows from operating activities	$ 44,248	$	22,902	$	25,923	$	37,868	$	20,882
Changes in other assets and liabilities	(20,116)		(1,771)		(1,471)		(13,961)		3,115
Non-recoverable capital expenditures	(419)		(307)		(589)		(275)		(418)
Recoverable capital expenditures	(400)		(707)		(336)		(162)		(656)
Hotel improvements, equipment upgrades and replacements (3)	(98)		(15)		-		(5)		(16)
2nd generation tenant improvements and leasing commissions (4), (5)	(8,664)		(3,310)		(6,779)		(4,667)		(5,950)
AFFO	$ 14,551	$	16,792	$	16,748	$	18,798	$	16,957

(2) For the definition and discussion of AFFO, see page 42.

(3) Excludes $0.9 million, $0.5 million, $3.3 million, $1.1 million, and $1.9 million of expenditures for the three months ended June 30, 2005, March 31, 2005, December 31, 2004, September 30, 2004, and June 30, 2004, respectively, related to the renovation of the hotel. See page 39.

(4) Excludes 2nd generation tenant improvements and leasing commissions of $0.0 million, $0.2 million, $0.8 million, $0.1 million, and $4.4 million for the three months ended June 30, 2005, March 31, 2005, December 31, 2004, September 30, 2004, and June 30, 2004, respectively, related to leases executed prior to and fully reserved ($35.2 million) at our initial public offering. As of June 30, 2005, $2.9 million of this reserve remains.

(5) Excludes 1st generation tenant improvements and leasing commissions of $2.5 million, $0.9 million, $1.0 million, $1.3 million, and $2.1 million for the three months ended June 30, 2005, March 31, 2005, December 31, 2004, September 30, 2004, and June 30, 2004, respectively.

Maguire Properties, Inc.
Second Quarter 2005

Capital Structure

Consolidated Debt
(in thousands)

	Aggregate Principal June 30, 2005
Mortgage and Other Secured Loans Payable [1]	$ 3,314,730
Secured Credit Facility	20,000
Total Debt	**$ 3,334,730**

Equity
(in thousands)

	Shares Outstanding	Total Liquidation Preference
Preferred Stock	10,000	$ 250,000

	Shares & Units Outstanding	Market Value [2]
Common Stock	44,153.6	$ 1,251,312
Operating Partnership Units	9,637.5	273,127
Total Common Equity	**53,791.1**	**$ 1,524,439**
Total Market Capitalization		**$ 5,109,169**

(1)   Includes $183.0 million classified as "held for sale" within discontinued operations. Excludes the $45.2 million note payable due in November 2005 related to Washington Mutual Irvine Campus. See page 16.

(2)   Value based on the New York Stock Exchange closing price of $28.34 on June 30, 2005.

Maguire Properties, Inc.
Second Quarter 2005
Debt Summary

			Outstanding Debt (in thousands)		
	Maturity Date		**Principal Balance as of June 30, 2005**	**% of Debt**	**Interest Rate as of June 30, 2005** [(1)]
Floating Rate Debt					
Term Loan	March 15, 2010	$	415,000	12.44%	5.09%
Gas Company Tower & 808 South Olive			**280,000**	**8.40%**	**4.89%**
Senior Mezzanine	July 7, 2008	(2)	30,000	0.90%	9.01%
Mortgage and Junior Mezzanine	July 6, 2007	(2), (3)	250,000	7.51%	4.40%
Wateridge Plaza	April 11, 2007	(4)	62,880	1.89%	5.09%
Park Place	January 22, 2006		44,000	1.32%	5.09%
777 Tower	October 10, 2009	(6)	40,000	1.20%	4.24%
Secured Credit Facility	March 15, 2009		20,000	0.60%	5.09%
Total Unhedged Floating Rate Debt			**861,880**	**25.85%** (7)	**4.99%**
Fixed Rate Debt					
Wells Fargo Center (Denver, CO)	April 6, 2015		276,000	8.28%	5.26%
Pacific Arts Plaza	April 1, 2012		270,000	8.10%	5.15%
US Bank Tower	July 1, 2013		260,000	7.80%	4.66%
Wells Fargo Tower (Los Angeles, CA)	July 1, 2010		250,000	7.50%	4.68%
KPMG Tower	November 1, 2011		210,000	6.30%	5.14%
Park Place	November 1, 2014		170,000	5.10%	5.64%
One California Plaza	December 1, 2010		146,250	4.39%	4.73%
San Diego Tech Center	April 11, 2015		133,000	3.99%	5.70%
777 Tower	October 10, 2009	(6)	115,000	3.45%	4.81%
Washington Mutual Irvine Campus	December 11, 2011		106,000	3.18%	5.07%
Regents Square I & II	April 1, 2012		103,600	3.11%	5.13%
Park Place	March 12, 2012		100,000	3.00%	5.39%
Lantana Media Campus	January 6, 2010		98,000	2.94%	4.94%
Glendale Center	November 1, 2013	(5)	80,000	2.40%	5.73%
801 North Brand	April 6, 2015	(5)	75,540	2.27%	5.73%
Mission City Corporate Center	April 1, 2012		52,000	1.56%	5.09%
700 North Central	April 6, 2015	(5)	27,460	0.82%	5.73%
Total Fixed Rate Debt			**2,472,850**	**74.15%** (7)	**5.12%**
Total Debt including Debt Related to Discontinued Operations			**3,334,730**	**100.00%**	**5.09%**
Washington Mutual Irvine Campus Note			45,200 (8)		
Total Debt (per Capital Structure)		$	**3,379,930**		

_____

(1) To calculate the variable interest rates, the LIBOR rate of 3.34% at June 30, 2005 was used.

(2) Maturity accelerated to 2007 if the $250 million Gas Company Tower & 808 South Olive mortgage and junior mezzanine debt is not extended to 2008. The company has obtained a commitment to refinance this debt in August 2006 with a new $458 million, 10-year fixed rate, interest-only loan at 5.35% including the estimated cost of the forward commitment.

(3) A one-year extension available at our option.

(4) A two-year extension available.

(5) Debt related to property "held for sale."

(6) The company has obtained a commitment to refinance this debt in October 2006 with a new $273 million, 10-year fixed rate, interest-only loan at 5.84%.

(7) After the Gas Company Tower and 777 Tower loan refinancings described in notes (2) and (6) above, and the expected repayment of the term loan with net proceeds of these financings and planned asset sales, the fixed rate and floating rate debt percentage of total debt would be 96% and 4%, respectively.

(8) Note payable due December 2005 relating to the acquisition of the Washington Mutual Irvine Campus, which is collateralized with a letter of credit fully secured by a cash deposit.

Credit Facility (in thousands)					
	Maximum Available		**Currently Available**		**Drawn**
Secured Line of Credit as of June 30, 2005	$	100,000	$	80,000	$	20,000

Financial Ratios

Interest coverage (a)	**1.74**
Interest coverage before loss from early extinguishment of debt (b)	**1.76**
Fixed-charge coverage (c)	**1.56**
Fixed-charge coverage before loss from early extinguishment of debt (d)	**1.58**
Debt to total market capitalization at quarter-end (e)	**65.3%**
Debt plus preferred stock to total market capitalization at quarter-end (f)	**70.2%**

(a)   EBITDA divided by cash interest expense. Cash interest expense relates to indebtedness, capitalized interest and capital leases less amortized deferred financing fees and amortization of the gain on sold interest rate swaps.

(b)   EBITDA before loss on early extinguishment of debt divided by cash interest expense.

(c)   Same as (a) except denominator includes scheduled debt principal payments, capital lease principal payments and preferred dividends.

(d)   Same as (b) except denominator includes scheduled debt principal payments, capital lease principal payments and preferred dividends.

(e)   Mortgage debt and other loans divided by mortgage debt and other loans plus the liquidation preference of preferred stock and the market value of outstanding common stock and operating partnership units, assuming the conversion of operating partnership units into shares of our common stock. Mortgage debt and other loans exclude the Washington Mutual Irvine Campus note of $45.2 million.

(f)   Same as (e) except numerator includes preferred stock.

Maguire Properties, Inc.
Second Quarter 2005

Pro Forma Debt Maturities [1]
(in thousands)

Property	2005	2006	2007	2008	2009	Thereafter	Total
Term Loan	$ -	$ -	$ -	$ -	$ -	$ 415,000	$ 415,000
Wells Fargo Center (Denver, CO)	-	-	-	-	-	276,000	276,000
Gas Company Tower (2), (3)	-	-	-	280,000	-	-	280,000
Pacific Arts Plaza	-	-	-	-	-	270,000	270,000
US Bank Tower	-	-	-	-	-	260,000	260,000
Wells Fargo Tower (Los Angeles, CA)	-	1,513	3,828	3,982	4,206	236,471	250,000
KPMG Tower	-	-	-	-	246	209,754	210,000
Park Place	-	-	-	-	-	170,000	170,000
777 Tower (4)	-	-	-	-	155,000	-	155,000
One California Plaza	-	-	239	2,825	2,984	140,202	146,250
San Diego Tech Center	-	-	-	-	-	133,000	133,000
Washington Mutual Irvine Campus	-	-	-	-	-	106,000	106,000
Regents Square I & II	-	-	-	-	-	103,600	103,600
Park Place	-	-	-	-	-	100,000	100,000
Lantana Media Campus	-	-	-	-	-	98,000	98,000
Glendale Center (5)	-	-	-	-	-	80,000	80,000
801 North Brand (5)	-	-	-	-	-	75,540	75,540
Wateridge Plaza	-	-	62,880	-	-	-	62,880
Mission City Corporate Center	-	-	-	-	-	52,000	52,000
Park Place	-	44,000	-	-	-	-	44,000
700 North Central (5)	-	-	-	-	-	27,460	27,460
Secured Credit Facility	-	-	-	-	20,000	-	20,000
Total	**$ -**	**$ 45,513**	**$ 66,947**	**$ 286,807**	**$ 182,436**	**$ 2,753,027**	**$ 3,334,730**
Weighted Average Rate	N/A	5.08%	5.07%	4.89%	4.71%	5.13%	5.09%

(1) Excludes the $45.2 million note payable due December 2005 relating to the acquisition of the Washington Mutual Irvine Campus, which is collateralized with a letter of credit fully secured by a cash deposit.

(2) Assumes exercise of extension option.

(3) The company has obtained a commitment to refinance this debt in August 2006 with a new $458 million, 10-year fixed rate, interest-only loan at 5.35% including the cost of the forward commitment.

(4) The company has obtained a commitment to refinance this debt in October 2006 with a new $273 million, 10-year fixed rate, interest-only loan at 5.84%.

(5) Debt related to property "held for sale."

17

Maguire Properties, Inc.
Second Quarter 2005

Portfolio Data

Maguire Properties, Inc.
Second Quarter 2005

Same Store Analysis
(unaudited and in thousands)

	Three Months Ended June 30, (1)				Six Months Ended June 30, (1)		
	2005	2004	% Change		2005	2004	% Change
Total Same Store Portfolio							
Number of properties	9	9			9	9	
Square Feet (2)	10,388,220	10,370,225			10,388,220	10,370,225	
Percent of Total Portfolio	41.9%	83.8%			41.9%	83.8%	
Weighted Average Occupancy	90.8%	91.9%			91.4%	91.2%	
GAAP							
Breakdown of Net Operating Income:							
Operating Revenues	$ 65,409	$ 66,163	(1.1)% (3)	$	131,995	$ 132,900	(0.7)%
Operating Expenses	21,284	21,424	(0.7)%		42,504	44,122	(3.7)% (4)
Other Expenses	592	592	0.0%		1,184	1,177	0.6%
Net Operating Income	$ 43,533	$ 44,147	(1.4)%	$	88,307	$ 87,601	0.8%
CASH BASIS							
Breakdown of Net Operating Income:							
Operating Revenues	$ 62,857	$ 63,860	(1.6)% (3)	$	126,292	$ 128,601	(1.8)%
Operating Expenses	21,284	21,424	(0.7)%		42,504	44,122	(3.7)% (4)
Other Expenses	389	389	0.0%		778	771	0.9%
Net Operating Income	$ 41,184	$ 42,047	(2.1)%	$	83,010	$ 83,708	(0.8)%

_____

(1)   Properties included in same store quarterly analysis are KPMG Tower, Gas Company Tower & 808 S. Olive Garage, Plaza Las Fuentes, Cerritos I, Cerritos II, US Bank Tower, Wells Fargo Tower, Glendale Center, and One California Plaza.

(2)   Property square footage increased in 2005 compared to 2004 due to BOMA '96 remeasurement.

(3)   Decrease primarily due to the lease expiration of a significant tenant in US Bank Tower (approximately 163,000 square feet) as of March 31, 2005.

(4)   Decrease primarily due to a reduction in insurance premiums, which were renegotiated in August 2004.

Maguire Properties, Inc.
Second Quarter 2005

Portfolio Overview - Square Footage

OFFICE PROPERTIES	RSF
LOS ANGELES COUNTY	
Los Angeles Central Business District Submarket	
Gas Company Tower & 808 South Olive	1,335,964
US Bank Tower	1,388,125
Wells Fargo Tower	1,381,299
KPMG Tower	1,134,195
777 Tower	1,004,799
One California Plaza	984,268
Total Los Angeles Central Business District Submarket	**7,228,650**
Tri-Cities Submarket	
Glendale Center	382,888
801 North Brand	279,950
Plaza Las Fuentes	189,312
700 North Central	143,334
Total Tri-Cities Submarket	**995,484**
Santa Monica Professional and Entertainment Submarket	
Lantana Media Campus	330,469
Total Santa Monica Professional and Entertainment Submarket	**330,469**
Cerritos Office Submarket	
Cerritos Corporate Center - Phase I	221,968
Cerritos Corporate Center - Phase II	104,567
Total Cerritos Office Submarket	**326,535**
TOTAL LOS ANGELES COUNTY	**8,881,138**
ORANGE COUNTY	
John Wayne Airport Submarket	
Park Place	1,893,941
Washington Mutual Irvine Campus	414,595
Total John Wayne Airport Submarket	**2,308,536**
Costa Mesa Submarket	
Pacific Arts Plaza	843,705
Total Costa Mesa Submarket	**843,705**
TOTAL ORANGE COUNTY	**3,152,241**
SAN DIEGO COUNTY	
UTC (University Town Center)	
Regents Square I & II	308,907
Total UTC	**308,907**
Sorrento Mesa	
Wateridge Plaza	265,927
San Diego Tech Center	643,596
Total Sorrento Mesa	**909,523**
Mission Valley	
Mission City Corporate Center	190,747
Total Mission Valley	**190,747**
TOTAL SAN DIEGO COUNTY	**1,409,177**

Maguire Properties, Inc.
Second Quarter 2005

Portfolio Overview - Square Footage (continued)

OFFICE PROPERTIES	RSF	
OTHER		
Denver, CO - Downtown Submarket		
Wells Fargo Center	1,201,597	
TOTAL OTHER	**1,201,597**	
TOTAL OFFICE PROPERTIES	**14,644,153**	(1), (2)

RETAIL PROPERTY	RSF
John Wayne Airport Submarket	
Park Place	124,776
TOTAL RETAIL PROPERTY	**124,776**

HOTEL PROPERTY	Number of Rooms	SF
Westin Hotel, Pasadena, CA	350	266,000
TOTAL HOTEL PROPERTY		**266,000**

PARKING PROPERTIES	Vehicle Capacity	SF
On-Site Parking	26,549	8,139,564
Off-Site Garages	5,969	1,946,750
TOTAL PARKING PROPERTIES	**32,518**	**10,086,314**

TOTAL PORTFOLIO		25,121,243

_____

(1)   Decreased from 14,748,481 square feet at March 31, 2005 primarily due to acquisition of San Diego Tech Center of 643,596 square feet on April 6, 2005 and dispositions of Austin Research Park I & II of 271,882 square feet on June 16, 2005 and One Renaissance Square of 491,623 square feet on June 29, 2005. Also, 10,527 square feet at 200 Burchett was acquired as part of the CommonWealth Properties portfolio acquisition on March 15, 2005, but was not previously included in the portfolio total. The remaining difference of 5,054 square feet is attributable to remeasurement of new and renewed leases.

(2)   Total square footage includes 390,528 square feet of retail space located within the office properties.

Maguire Properties, Inc.
Second Quarter 2005

Portfolio Geographic Distribution (1)


San Diego County
10%
Other
8%
Los Angeles
Central Business District
49%
Orange County
22%
Cerritos Office
2%
Santa Monica Professional
and Entertainment
2%
Tri-Cities
7%
Los Angeles Central Business District
Orange County
Tri-Cities
San Diego County
Santa Monica Professional & Entertainment
Other
Cerritos Office

(1) Percentages are based upon rentable square feet.

Maguire Properties, Inc.
Second Quarter 2005

Portfolio Overview - Occupancy and In-Place Rents

Property	Submarket	Square Feet	% Leased	Annualized Rent (1)	Annualized Rent $/RSF (2)
Office Properties					
Gas Company Tower	Los Angeles Central Business District	1,335,964	98.5%	$ 33,339,918	$ 25.33
US Bank Tower	Los Angeles Central Business District	1,388,125	83.6%	30,873,693	26.60
Wells Fargo Tower	Los Angeles Central Business District	1,381,299	85.4%	22,188,773	18.81
KPMG Tower	Los Angeles Central Business District	1,134,195	91.0%	20,867,898	20.22
777 Tower	Los Angeles Central Business District	1,004,799	92.2%	17,039,918	18.40
One California Plaza	Los Angeles Central Business District	984,268	90.5%	13,940,261	15.66
Subtotal LACBD		7,228,650	90.0%	138,250,461	21.25
Glendale Center (3)	Tri-Cities	382,888	100.0%	7,416,764	19.37
801 North Brand (3)	Tri-Cities	279,950	83.1%	4,385,830	18.86
Plaza Las Fuentes	Tri-Cities	189,312	99.7%	3,604,071	19.10
700 North Central (3)	Tri-Cities	143,334	77.0%	1,980,928	17.94
Subtotal Tri-Cities		995,484	91.9%	17,387,593	19.01
Lantana Media Campus	Santa Monica Professional & Entertainment	330,469	89.8%	9,369,266	31.57
Subtotal Santa Monica Professional & Entertainment		330,469	89.8%	9,369,266	31.57
Cerritos - Phase I	Cerritos Office	221,968	100.0%	5,367,540	24.18
Cerritos - Phase II	Cerritos Office	104,567	100.0%	2,141,371	20.48
Subtotal Cerritos		326,535	100.0%	7,508,911	23.00
Subtotal Los Angeles County		**8,881,138**	**90.6%**	**172,516,231**	**21.45**
Park Place	John Wayne Airport	1,893,941	94.9%	24,597,057	13.68
Washington Mutual Irvine Campus	John Wayne Airport	414,595	100.0%	8,383,860	20.22
Subtotal John Wayne Airport		2,308,536	95.8%	32,980,917	14.91
Pacific Arts Plaza	Costa Mesa	843,705	86.1%	15,306,131	21.08
Subtotal Orange County		**3,152,241**	**93.2%**	**48,287,048**	**16.43**

23

Maguire Properties, Inc.
Second Quarter 2005

Portfolio Overview - Occupancy and In-Place Rents (continued)

Property	Submarket	Square Feet	% Leased	Annualized Rent (1)	Annualized Rent $/RSF (2)
Office Properties					
Regents Square I & II	UTC (University Town Center)	308,907	86.8%	6,205,380	23.14
Wateridge Plaza	Sorrento Mesa	265,927	91.8%	4,010,057	16.42
Mission City Corporate Center	Mission Valley	190,747	92.2%	3,798,959	21.60
San Diego Tech Center	Sorrento Mesa	643,596	91.7%	9,676,235	16.40
Subtotal San Diego County		**1,409,177**	**90.7%**	**23,690,631**	**18.53**
Wells Fargo Center - Denver	Denver, CO - Downtown	1,201,597	85.2%	17,689,877	17.28
Subtotal Denver, CO-Downtown		**1,201,597**	**85.2%**	**17,689,877**	**17.28**
Total/Weighted Average - Office Properties		**14,644,153**	**90.7%**	$ **262,183,787**	$ **19.74**
Retail Property					
Park Place	John Wayne Airport	124,776	92.8%	3,124,085	26.98
Total/Weighted Average - Retail Property		**124,776**	**92.8%**	$ **3,124,085**	$ **26.98**
Total/Weighted Average - Office & Retail Properties		**14,768,929**	**90.7%**	$ **265,307,872**	$ **19.80**

Parking Revenue Schedule

		Square Feet	Vehicle Capacity	Annualized Parking Revenue (4)	Annualized Parking Revenue Per Vehicle Capacity (5)
Total On-Site		**8,139,564**	**26,549**	$ **35,165,167**	$ **1,325**
Total Off-Site		**1,946,750**	**5,969**	$ **10,566,305**	$ **1,770**
Total Parking		**10,086,314**	**32,518**	$ **45,731,472**	$ **1,406**

---

(1)   Annualized rent represents the annualized monthly contractual rent under existing leases as of June 30, 2005. This amount reflects total base rent before any one-time or non-recurring rent abatements but after annually recurring rent credits and is shown on a net basis; thus, for any tenant under a partial gross lease, the expense stop, or under a fully gross lease, the current year operating expenses (which may be estimates as of such date), are subtracted from gross rent.

(2)   Annualized rent per rentable square foot represents annualized rent as computed above, divided by the total square footage under lease as of the same date.

(3)   Properties "held for sale" as part of discontinued operations.

(4)   Annualized parking revenue represents the annualized quarterly parking revenue as of June 30, 2005.

(5)   Annualized parking revenue per vehicle capacity represents the annualized parking revenue as computed above, divided by the vehicle capacity.

24

Maguire Properties, Inc.
Second Quarter 2005

Portfolio Overview - Leased Rates and Weighted Average Remaining Lease Term

	Weighted Average Remaining Lease Term (in years)	% Leased Q2 2005	% Leased Q1 2005	% Leased Q4 2004	% Leased Q3 2004	% Leased Q2 2004
Gas Company Tower	5.4	98.5%	98.5%	98.5%	98.5%	98.5%
US Bank Tower	4.8	83.6%	84.0%	89.1%	89.2%	90.0%
Wells Fargo Tower	7.0	85.4%	84.4%	85.1%	83.5%	82.9%
KPMG Tower	6.6	91.0%	90.7%	91.8%	92.5%	92.0%
777 Tower	6.8	92.2%	90.1%	-	-	-
One California Plaza	5.4	90.5%	94.6%	92.4%	91.9%	91.8%
Glendale Center	5.5	100.0%	100.0%	100.0%	100.0%	100.0%
801 North Brand	4.8	83.1%	81.2%	-	-	-
Plaza Las Fuentes	8.9	99.7%	99.7%	99.7%	96.5%	96.5%
700 North Central	1.7	77.0%	73.9%	-	-	-
Lantana Media Campus	4.8	89.8%	89.6%	88.8%	-	-
Cerritos - Phase I	9.3	100.0%	100.0%	100.0%	100.0%	100.0%
Cerritos - Phase II	5.9	100.0%	100.0%	100.0%	100.0%	100.0%
Park Place	4.6	94.9%	95.0%	86.0%	91.2%	96.3%
Washington Mutual Irvine Campus	6.5	100.0%	100.0%	100.0%	-	-
Pacific Arts Plaza	4.3	86.1%	85.2%	-	-	-
Regents Square I & II	3.4	86.8%	86.0%	-	-	-
Wateridge Plaza	2.9	91.8%	90.7%	-	-	-
Mission City Corporate Center	4.0	92.2%	86.1%	-	-	-
Wells Fargo Center - Denver	6.5	85.2%	83.8%	-	-	-
Park Place - Retail	8.4	92.8%	93.7%	93.7%	94.5%	-
San Diego Tech Center	3.6	91.7%	-	-	-	-
Total Portfolio	**5.5**	**90.7%**	**90.4%**	**91.3%**	**91.9%**	**92.8%**

Maguire Properties, Inc.
Second Quarter 2005

Major Tenants - Office Properties

	Tenant	Number of Locations	Annualized Rent (1)	% of Total Annualized Rent	Total Leased Square Feet	% of Aggregate Leased Square Feet of Existing Portfolio	Weighted Average Remaining Lease Term in Months	S & P Credit Rating / National Recognition (3)
	Rated							
1	Southern California Gas Company	1	$ 16,807,927	6.3%	576,516	4.3%	76	A
2	Wells Fargo Bank	5	11,325,312	4.2%	693,648	5.2%	89	AA
3	Washington Mutual , FA	4	9,187,033	3.5%	446,562	3.3%	77	A
4	Sempra (Pacific Enterprises)	1	8,504,539	3.2%	225,756	1.7%	60	A
5	New Cingular Wireless Services	1	7,508,911	2.8%	326,535	2.4%	98	A
6	Los Angeles Unified School District	1	5,476,897	2.1%	260,498	1.9%	11	AA-
7	ConAgra, Inc.	1	4,989,050	1.9%	393,317	2.9%	62	BBB+
8	Bank of America	3	4,047,484	1.5%	223,966	1.7%	60	AA
9	Disney Enterprises	1	3,085,885	1.2%	156,215	1.2%	72	A-
10	Cardinal Health	1	2,928,199	1.1%	185,985	1.4%	32	BBB
	Total Rated / Weighted Average (2)		73,861,237	27.8%	3,488,998	26.0%	68	
	Total Investment Grade Tenants		**118,668,241**	**44.8 %**	**6,056,166**	**45.2 %**		
	Unrated - Nationally Recognized							
11	Latham & Watkins	2	$ 9,723,372	3.7%	361,524	2.7%	66	3rd Largest US Law Firm
12	Gibson Dunn & Crutcher	1	6,103,475	2.2%	268,268	2.0%	149	18th Largest US Law Firm
13	Morrison & Foerster	1	5,329,600	2.0%	192,775	1.4%	76	22nd Largest US Law Firm
14	Jones, Day, Reavis & Pogue	1	4,982,380	1.9%	152,166	1.1%	16	4th Largest US Law Firm
15	Munger Tolles & Olson	1	3,961,089	1.5%	160,682	1.2%	200	Prominent Regional Law Firm
16	Bingham McCutchen	2	3,672,579	1.4%	182,393	1.5%	56	26th Largest US Law Firm
17	White & Case	1	3,318,140	1.3%	94,804	0.7%	77	6th Largest US Law Firm
18	KPMG	1	2,943,362	1.1%	175,525	1.3%	108	4th Largest US Accounting Firm
19	Sidley Austin Brown & Wood	1	2,408,376	1.0%	147,237	1.1%	42	5th Largest US Law Firm
20	Skadden, Arps, Slate, Meagher & Flom	1	1,977,028	0.7%	152,576	1.1%	77	Largest US Law Firm
	Total Unrated / Weighted Average (2)		44,419,401	16.8%	1,887,950	14.1%	82	
	Total Nationally Recognized Tenants		**62,455,447**	**23.5 %**	**2,947,667**	**22.0 %**		
	Total / Weighted Average (2)		$ 118,280,638	44.6%	5,376,948	40.1%	76	
	Total Investment Grade or Nationally Recognized Tenants		**$ 181,123,688**	**68.3 %**	**9,003,833**	**67.2 %**		

---

(1)   Annualized base rent is calculated as monthly contractual base rent under existing leases as of June 30, 2005, multiplied by 12; for those leases where rent has not yet commenced, the first month in which rent is to be received is used to determine annualized base rent.

(2)   The weighted average calculation is based on the net rentable square feet leased by each tenant.

(3)   S&P credit ratings are as of June 30, 2005, and rankings of law firms are based on total gross revenue in 2004 as reported by American Lawyer Media's LAW.com.

Maguire Properties, Inc.
Second Quarter 2005

Portfolio Tenant Classification Description (1), (2)


Educational Services
3%
Accommodation and Food Services
2%
Real Estate and Rental and Leasing
1%
Utilities
4%
Professional, Scientific and Technical Services (except Legal Services)
8%
Financial and Insurance Services
33%
Information
12%
All Other Services
13%
Legal Services
24%
Financial and Insurance Services
Legal Services
All Other Services
Information
Professional, Scientific and Technical Services (except Legal Services)
Utilities
Educational Services
Accommodation and Food Services
Real Estate and Rental and Leasing

(1) Percentages are based upon leased square feet.
(2) Classifications are based on the 'North American Industrial Classification System' (NAICS).

Maguire Properties, Inc.
Second Quarter 2005

Lease Expirations - Total Portfolio

Year	Total Area in Square Feet Covered by Expiring Leases	Percentage of Aggregate Square Feet	Annualized Rent		Percentage of Gross Annualized Rent	Current Rent per Square Foot (1)		Rent per Square Foot at Expiration (2)	
Available	1,369,552	9.3%							
2005	478,227	3.2%	$	8,574,994	3.2%	$	17.93	$	17.95
2006	1,167,580	7.9%		24,156,509	9.1%		20.69		20.79
2007	954,241	6.5%		19,132,649	7.2%		20.05		21.01
2008	1,339,063	9.1%		24,569,883	9.3%		18.35		20.74
2009	1,510,561	10.2%		30,646,761	11.6%		20.29		22.24
2010	1,825,084	12.4%		35,502,668	13.4%		19.45		21.99
2011	1,764,508	11.9%		38,026,976	14.3%		21.55		26.53
2012	647,294	4.4%		11,430,384	4.3%		17.66		21.22
2013	1,528,949	10.4%		28,602,446	10.8%		18.71		20.44
2014	892,943	6.0%		16,545,009	6.2%		18.53		24.59
Thereafter	1,290,927	8.7%		28,119,593	10.6%		21.78		24.46
Total	**14,768,929**	**100.0%**	**$**	**265,307,872**	**100.0%**	**$**	**19.80**	**$**	**22.43**

Leases Expiring in the Next 4 Quarters:

3rd Quarter 2005	175,090	1.2%	$	3,381,284	1.3%	$	19.31	$	19.31
4th Quarter 2005 (3)	303,137	2.0%		5,193,710	1.9%		17.13		17.28
1st Quarter 2006	278,954	1.9%		4,581,122	1.7%		16.42		16.45
2nd Quarter 2006	473,155	3.2%		9,624,833	3.6%		20.34		20.43
Total	**1,230,336**	**8.3%**	**$**	**22,780,949**	**8.5%**	**$**	**18.52**	**$**	**18.59**

_____

(1)   Current rent per leased square foot represents current base rent, divided by total square footage under lease as of the same date.

(2)   Rent per leased square foot at expiration represents base rent including any future rent steps, and thus represents the base rent that will be in place at lease expiration.

(3)   Includes tenants leasing on a month-to-month basis.

Maguire Properties, Inc.
Second Quarter 2005

Lease Expirations - Los Angeles County

Year	Total Area in Square Feet Covered by Expiring Leases	Percentage of Aggregate Square Feet	Annualized Rent		Percentage of Gross Annualized Rent	Current Rent per Square Foot (1)		Rent per Square Foot at Expiration (2)	
Available	838,226	9.4%							
2005	351,492	4.0%	$	6,177,676	3.6%	$	17.58	$	17.59
2006	909,480	10.2%		19,238,266	11.2%		21.15		21.10
2007	522,329	5.9%		11,355,211	6.6%		21.74		22.85
2008	515,366	5.8%		9,398,377	5.4%		18.24		18.67
2009	523,868	5.9%		12,884,736	7.5%		24.60		25.19
2010	770,899	8.7%		19,389,311	11.2%		25.15		27.47
2011	1,262,930	14.2%		29,385,504	17.0%		23.27		28.65
2012	361,148	4.1%		6,819,906	4.0%		18.88		23.36
2013	1,084,489	12.2%		21,119,844	12.2%		19.47		21.63
2014	544,562	6.1%		10,518,198	6.1%		19.31		26.04
Thereafter	1,196,349	13.5%		26,229,202	15.2%		21.92		24.62
Total	**8,881,138**	**100.0%**	**$**	**172,516,231**	**100.0%**	**$**	**21.45**	**$**	**24.02**
Leases Expiring in the Next 4 Quarters:									
3rd Quarter 2005	103,995	1.2%	$	2,116,000	1.2%	$	20.35	$	20.35
4th Quarter 2005 (3)	247,497	2.8%		4,061,676	2.4%		16.41		16.43
1st Quarter 2006	228,118	2.6%		3,600,395	2.1%		15.78		15.81
2nd Quarter 2006	417,638	4.7%		8,502,178	4.9%		20.36		20.36
Total	**997,248**	**11.3%**	**$**	**18,280,249**	**10.6%**	**$**	**18.33**	**$**	**18.35**

_____

(1)   Current rent per leased square foot represents current base rent, divided by total square footage under lease as of the same date.

(2)   Rent per leased square foot at expiration represents base rent including any future rent steps, and thus represents the base rent that will be in place at lease expiration.

(3)   Includes tenants leasing on a month-to-month basis.

Maguire Properties, Inc.
Second Quarter 2005

Lease Expirations - Orange County

Year	Total Area in Square Feet Covered by Expiring Leases	Percentage of Aggregate Square Feet		Annualized Rent	Percentage of Gross Annualized Rent		Current Rent per Square Foot (1)		Rent per Square Foot at Expiration (2)
Available	222,837	6.8%							
2005	74,478	2.3%	$	1,256,079	2.4%	$	16.87	$	16.91
2006	120,130	3.7%		2,125,659	4.1%		17.69		18.00
2007	180,049	5.5%		3,266,215	6.4%		18.14		18.97
2008	486,989	14.9%		9,202,326	17.9%		18.90		20.21
2009	459,543	14.0%		8,770,090	17.1%		19.08		21.51
2010	806,799	24.6%		10,887,309	21.2%		13.49		16.02
2011	434,130	13.2%		7,129,926	13.9%		16.42		20.61
2012	190,369	5.8%		2,990,523	5.8%		15.71		19.21
2013	71,613	2.2%		1,143,317	2.2%		15.97		18.57
2014	145,158	4.4%		2,881,427	5.6%		19.85		25.70
Thereafter	84,922	2.6%		1,758,262	3.4%		20.70		22.84
Total	**3,277,017**	**100.0%**	**$**	**51,411,133**	**100.0%**	**$**	**16.83**	**$**	**19.48**
Leases Expiring in the Next 4 Quarters:									
3rd Quarter 2005	46,306	1.4%	$	753,074	1.4%	$	16.26	$	16.26
4th Quarter 2005 (3)	28,172	0.9%		503,005	1.0%		17.85		17.96
1st Quarter 2006	39,818	1.2%		775,023	1.5%		19.46		19.46
2nd Quarter 2006	9,421	0.3%		133,025	0.3%		14.12		14.12
Total	**123,717**	**3.8%**	**$**	**2,164,127**	**4.2%**	**$**	**17.49**	**$**	**17.52**

_____

(1)   Current rent per leased square foot represents current base rent, divided by total square footage under lease as of the same date.

(2)   Rent per leased square foot at expiration represents base rent including any future rent steps, and thus represents the base rent that will be in place at lease expiration.

(3)   Includes tenants leasing on a month-to-month basis.

Maguire Properties, Inc.
Second Quarter 2005

Lease Expirations - San Diego County

Year	Total Area in Square Feet Covered by Expiring Leases	Percentage of Aggregate Square Feet		Annualized Rent	Percentage of Gross Annualized Rent		Current Rent per Square Foot (1)		Rent per Square Foot at Expiration (2)
Available	130,754	9.3%							
2005	52,257	3.7%	$	1,102,950	4.7%	$	21.11	$	21.82
2006	131,804	9.4%		2,643,428	11.1%		20.06		21.05
2007	152,198	10.8%		2,955,558	12.5%		19.42		20.44
2008	280,047	19.9%		4,826,528	20.4%		17.23		25.31
2009	445,693	31.6%		7,941,960	33.5%		17.82		20.13
2010	103,587	7.3%		1,828,273	7.7%		17.65		20.69
2011	67,448	4.8%		1,454,197	6.1%		21.56		24.99
2012	-	0.0%		13,498	0.1%		-		-
2013	22,068	1.6%		376,042	1.6%		17.04		23.51
2014	23,321	1.6%		548,197	2.3%		23.51		32.34
Thereafter	-	0.0%		-	0.0%		-		-
Total	**1,409,177**	**100.0%**	**$**	**23,690,631**	**100.0%**	**$**	**18.53**	**$**	**22.06**
Leases Expiring in the Next 4 Quarters:									
3rd Quarter 2005	24,789	1.8%	$	512,210	2.2%	$	20.66	$	20.66
4th Quarter 2005 (3)	27,468	1.9%		590,740	2.5%		21.51		22.86
1st Quarter 2006	11,018	0.8%		205,705	0.9%		18.67		18.67
2nd Quarter 2006	39,930	2.8%		840,475	3.5%		21.05		22.01
Total	**103,205**	**7.3%**	**$**	**2,149,130**	**9.1%**	**$**	**20.82**	**$**	**21.56**

_____

(1)   Current rent per leased square foot represents current base rent, divided by total square footage under lease as of the same date.

(2)   Rent per leased square foot at expiration represents base rent including any future rent steps, and thus represents the base rent that will be in place at lease expiration.

(3)   Includes tenants leasing on a month-to-month basis.

Maguire Properties, Inc.
Second Quarter 2005

Leasing Activity - Total Portfolio

	For the Three Months Ended June 30, 2005	% Leased
Leased Square Feet as of March 31, 2005	13,442,143	90.4%
Recent Acquisition: San Diego Tech Center	590,173	
Recent Disposition: One Renaissance Square	(446,486)	
Recent Disposition: Austin Research Park	(239,299)	
Leased Square Feet as of March 31, 2005, including acquisition and excluding dispositions	13,346,531	90.5%
Expirations	(497,306)	(3.4)%
New Leases (1)	239,001	1.5%
Renewals	300,624	2.0%
200 Burchett (2)	10,527	0.1%
Leased Square Feet as of June 30, 2005	**13,399,377**	**90.7%**
Cash Rent Growth (3), (4)		
Expiring Rate per Square Foot	$	17.81
New / Renewed Rate per Square Foot	$	23.10
Percentage Change		29.7%
GAAP Rent Growth (4), (5)		
Expiring Rate per Square Foot	$	17.14
New / Renewed Rate per Square Foot	$	20.35
Percentage Change		18.7%
Weighted Average Lease Term - New (in months)		66
Weighted Average Lease Term - Renewal (in months)		37

_____

(1) New Leases for the Quarter ended 6/30/2005 of 239,001 excludes the Gibson, Dunn & Crutcher and New Century Financial leases which are located at 3161 Michelson Park Place - one of our development properties.

(2) Part of the CommonWealth Properties portfolio, which was acquired on March 15, 2005.

(3) Represents the difference between (i) initial market rents on new and renewed leases and (ii) the cash rents on those spaces immediately prior to the expiration or termination.
Excludes new and renewed leases for spaces with more than six months of downtime.

(4) For newly acquired properties, cash and GAAP rent growth is excluded for spaces that expired prior to our ownership and were re-leased after acquisition.

(5) Represents estimated cash rent growth adjusted for straight-line rents in accordance with GAAP.

Maguire Properties, Inc.
Second Quarter 2005

Leasing Activity - Los Angeles Central Business District

	For the Three Months Ended June 30, 2005	% Leased
Leased Square Feet as of March 31, 2005, Los Angeles Central Business District	6,514,232	90.1%
Expirations	(163,640)	(2.3)%
New Leases	113,522	1.6%
Renewals	40,948	0.6%
Leased Square Feet as of June 30, 2005, Los Angeles Central Business District	**6,505,062**	**90.0%**
Cash Rent Growth (1), (3)		
Expiring Rate per Square Foot	$	21.09
New / Renewed Rate per Square Foot	$	20.81
Percentage Change		(1.3)%
GAAP Rent Growth (2), (3)		
Expiring Rate per Square Foot	$	18.33
New / Renewed Rate per Square Foot	$	21.90
Percentage Change		19.5%
Weighted Average Lease Term - New (in months)		56
Weighted Average Lease Term - Renewal (in months)		32

_____

(1)   Represents the difference between (i) initial market rents on new and renewed leases and (ii) the cash rents on those spaces immediately prior to the expiration or termination.
          Excludes new and renewed leases for spaces with more than six months of downtime.

(2)   Represents estimated cash rent growth adjusted for straight-line rents in accordance with GAAP.

(3)   For newly acquired properties, cash and GAAP rent growth is excluded for spaces that expired prior to our ownership and were re-leased after acquisition.

Maguire Properties, Inc.
Second Quarter 2005

Leasing Activity - Orange County

	For the Three Months Ended June 30, 2005	% Leased
Leased Square Feet as of March 31, 2005, Orange County	3,049,439	93.1%
Expirations	(54,717)	(1.7)%
New Leases	19,290	0.6%
Renewals	40,168	1.2%
Leased Square Feet as of June 30 2005, Orange County	**3,054,180**	**93.2%**
Cash Rent Growth (1), (3)		
Expiring Rate per Square Foot	$	18.20
New / Renewed Rate per Square Foot	$	21.87
Percentage Change		20.2%
GAAP Rent Growth (2), (3)		
Expiring Rate per Square Foot	$	18.20
New / Renewed Rate per Square Foot	$	22.20
Percentage Change		22.0%
Weighted Average Lease Term - New (in months)		71
Weighted Average Lease Term - Renewal (in months)		74

---

(1)   Represents the difference between (i) initial market rents on new and renewed leases and (ii) the cash rents on those spaces immediately prior to the expiration or termination.
          Excludes new and renewed leases for spaces with more than six months of downtime.

(2)   Represents estimated cash rent growth adjusted for straight-line rents in accordance with GAAP.

(3)   For newly acquired properties, cash and GAAP rent growth is excluded for spaces that expired prior to our ownership and were re-leased after acquisition.

34

Maguire Properties, Inc.
Second Quarter 2005

Leasing Activity - San Diego County

	For the Three Months Ended June 30, 2005	% Leased
Leased Square Feet as of March 31, 2005, San Diego County	671,394	87.7%
Recent Acquisition: San Diego Tech Center	590,173	
Leased Square Feet as of March 31, 2005, including San Diego Tech Center	1,261,567	89.5%
Expirations	(223,509)	(15.9)%
New Leases	48,936	3.5%
Renewals	191,429	13.6%
Leased Square Feet as of June 30, 2005, San Diego County	**1,278,423**	**90.7%**
Cash Rent Growth (1), (3)		
Expiring Rate per Square Foot	$	16.33
New / Renewed Rate per Square Foot	$	25.12
Percentage Change		53.9%
GAAP Rent Growth (2), (3)		
Expiring Rate per Square Foot	$	16.26
New / Renewed Rate per Square Foot	$	19.12
Percentage Change		17.6%
Weighted Average Lease Term - New (in months)		55
Weighted Average Lease Term - Renewal (in months)		25

(1)   Represents the difference between (i) initial market rents on new and renewed leases and (ii) the cash rents on those spaces immediately prior to the expiration or termination. Excludes new and renewed leases for spaces with more than six months of downtime.

(2)   Represents estimated cash rent growth adjusted for straight-line rents in accordance with GAAP.

(3)   For newly acquired properties, cash and GAAP rent growth is excluded for spaces that expired prior to our ownership and were re-leased after acquisition.

Maguire Properties, Inc.
Second Quarter 2005

Tenant Improvements and Leasing Commissions (1), (2), (3)

	Q2 2005		Q1 2005		2004		2003		2002
Renewals (4)									
Number of Leases	23		1		29		14		17
Square Feet	300,624		23,429		296,203		120,022		304,167
Tenant Improvement Costs per Square Foot (3)	$ 14.09	$	44.69	$	15.49	$	30.66	$	1.40
Leasing Commission Costs per Square Foot (5)	$ 2.88	$	10.32	$	5.98	$	2.36	$	5.05
Total Tenant Improvements and Leasing Commissions									
Costs per Square Foot	$ 16.97	$	55.01	$	21.47	$	33.02	$	6.45
Costs per Square Foot per Year	$ 5.50	$	5.32	$	4.31	$	6.24	$	1.55
New / Modified Leases (6)									
Number of Leases	36		25		48		36		15
Square Feet	211,746		223,577		453,301		851,316		135,265
Tenant Improvement Costs per Square Foot (3)	$ 21.59	$	35.97	$	36.28	$	48.26	$	31.25
Leasing Commission Costs per Square Foot (5)	$ 5.54	$	8.13	$	9.28	$	4.78	$	7.07
Total Tenant Improvements and Leasing Commissions									
Costs per Square Foot	$ 27.13	$	44.10	$	45.56	$	53.04	$	38.32
Costs per Square Foot per Year	$ 4.44	$	5.91	$	4.26	$	7.95	$	4.84
Total									
Number of Leases	59		26		77		50		32
Square Feet	512,370		247,006		749,504		971,338		439,432
Tenant Improvement Costs per Square Foot (3)	$ 17.19	$	36.80	$	28.06	$	46.09	$	10.59
Leasing Commission Costs per Square Foot (5)	$ 3.98	$	8.34	$	7.97	$	4.48	$	5.67
Total Tenant Improvements and Leasing Commissions									
Costs per Square Foot	$ 21.17	$	45.14	$	36.03	$	50.57	$	16.26
Costs per Square Foot per Year	$ 4.87	$	5.84	$	4.20	$	7.77	$	3.06

(1)   Based on leases executed during the period. Excludes leases to related parties, short-term leases less than six months, and build out costs for raw space.

(2)   Tenant Improvements and Leasing Commission information for One California Plaza, Park Place I, Park Place II, Lantana Media Campus, CommonWealth Properties portfolio acquisition, and San Diego Tech Center assets are included from the dates of acquisition which are November 6, 2003, April 14, 2004, July 23, 2004, December 16, 2004, March 15, 2005, and April 6, 2005, respectively.

(3)   Tenant Improvements include improvements and lease concessions.

(4)   Does not include retained tenants that have relocated to new space or expanded into new space.

(5)   Leasing commission costs exclude any commission paid to related parties.

(6)   Includes retained tenants that have relocated or expanded into new space and lease modifications.

Maguire Properties, Inc.
Second Quarter 2005

Historical Capital Expenditures

Office Properties (1), (2), (3), (4), (5), (6), (7)

	Q2 2005		Q1 2005		2004		2003		2002
Non-recoverable Capital Expenditures	$	418,826	$	306,942	$	1,046,178	$	151,512	$	697,490
Total Square Feet (8), (9)		13,384,203		9,145,247		6,783,532		5,783,068		5,720,536
Non-recoverable Capital Expenditures per Square Foot	$	0.03	$	0.03	$	0.15	$	0.03	$	0.12
Recoverable Capital Expenditures (10)	$	400,415	$	707,185	$	3,009,186	$	1,956,984	$	5,098,836
Total Square Feet (8), (9)		13,384,203		9,145,247		6,783,532		5,783,068		5,720,536
Recoverable Capital Expenditures per Square Foot	$	0.03	$	0.08	$	0.44	$	0.34	$	0.89

_____

(1)   Historical capital expenditures for each period shown reflect properties owned for the entire period. For properties acquired during each period, the capital expenditures will be reflected in the following full period of ownership. For properties sold during each period, the capital expenditures will be excluded for that period. Any capital expenditures incurred for acquisition or disposition properties during the period of acquisition or disposition will be footnoted separately.

(2)   One California Plaza was acquired November 6, 2003 and had no recoverable or non-recoverable capital expenditures in 2003 following its acquisition.

(3)   Park Place I was acquired April 14, 2004 and had non-recoverable capital expenditures of $65,183 and no recoverable capital expenditures in 2004, following its acquisition.

(4)   Park Place II was acquired July 23, 2004 and had no recoverable or non-recoverable capital expenditures in 2004 following its acquisition.

(5)   Lantana was acquired December 16, 2004 and had no recoverable or non-recoverable capital expenditures in 2004 following its acquisition.

(6)   The CommonWealth Properties assets were acquired March 15, 2005 and had no recoverable or non-recoverable capital expenditures in Q1 2005 following its acquisition.

(7)   San Diego Tech Center was acquired April 6, 2005 and had no recoverable or non-recoverable capital expenditures in Q2 2005 following its acquisition.

(8)   The square footages of Cerritos Corporate Center Phases I and II and Washington Mutual Irvine Campus are deducted from the total square feet amount as the tenant pays for all capital expenditure activities. The variance in total square footage between periods presented may be attributable to remeasurement of building areas.

(9)   Total square feet in Q2 2005 excludes 271,822 square feet for Austin Research Park and 491,623 square feet for One Renaissance Square which were sold on June 16, 2005 and June 29, 2005, respectively. These properties were part of the CommonWealth Properties portfolio acquisition on March 15, 2005. Both properties had no capital expenditures during Q2 2005 prior to disposition.

(10)   Recoverable capital improvements, such as equipment upgrades, are generally financed through a capital lease. The annual amortization, based on each asset's useful life, as well as any financing costs, are generally billed to tenants on an annual basis as payments are made. The amounts presented represent the total value of the improvements in the year they are made.

Maguire Properties, Inc.
Second Quarter 2005

Hotel Performance

Westin Hotel, Pasadena, CA (1)	Q2 2005	Q2 2004	Percent Change	YTD June 30, 2005	YTD June 30, 2004
Occupancy	81.8%	81.2%	0.8%	83.3%	79.9%
Average Daily Rate	$ 152.96	$ 136.74	11.9%	$ 151.58	$ 138.26
Revenue Per Available Room (REVPAR)	$ 125.15	$ 111.03	12.7%	$ 126.32	$ 110.46
Hotel Net Operating Income (2)	$ 1,761,371	$ 1,621,421	8.6%	$ 3,732,748	$ 3,015,676

Hotel Historical Capital Expenditures

Westin Hotel, Pasadena, CA (1)	Q2 2005	Q1 2005	2004	For the Year Ended December 31, 2003	2002
Hotel Improvements and Equipment Replacements	$ 98,199	$ 15,062	$ 20,436	$ 440,341	$ 760,044
Total Hotel Revenue	$ 5,762,901	$ 5,915,285	$ 20,518,964	$ 18,449,302	$ 20,005,000
Hotel Improvements as a Percentage of Hotel Revenue	1.7%	0.3%	0.1%	2.4%	3.8%
Renovation and Upgrade Costs (3)	$ 892,809	$ 501,557	$ 7,037,822	$ 953,257	$ -

_____

(1)   The Westin Hotel operated under a Doubletree flag until it was rebranded on December 20, 2002.

(2)   Includes air space lease expense of $89,739 per quarter and excludes hotel capital expenditures reserve.

(3)   The Westin Hotel is undergoing certain renovations through August 2005. The re-branding, upgrading and renovation costs are estimated at $14.0 million of which $3.5 million has been funded by Westin.

Maguire Properties, Inc.
Second Quarter 2005

Development Pipeline

				As of June 30, 2005	
Property	**Location**	**Percentage Pre-Leased**	**Acreage**	**Developed / Developable Square Feet** (1)	**Type of Planned Development**
Park Place - Residential	Irvine, CA	N/A	N/A	2,605,600	Residential
Park Place - Office, Retail & Hotel	Irvine, CA	N/A	N/A	1,360,000	Office, Retail & Hotel
San Diego Tech Center	San Diego, CA	N/A	N/A	1,200,000	Office
755 Figueroa	Los Angeles, CA	N/A	1.3	840,000	Office
Park Place - 3161 Michelson	Irvine, CA	47%	N/A	575,000	Office
Pacific Arts Plaza	Costa Mesa, CA	N/A	2.6	400,000	Office
Glendale Center - Phase II	Glendale, CA	N/A	2.0	400,000	Office & Retail
Lantana Media Campus	Santa Monica, CA	N/A	N/A	194,000	Office
200 Burchett	Glendale, CA	N/A	0.8	187,000	Office
Wateridge Plaza	Sorrento Mesa, CA	N/A	N/A	170,000	Office
Washington Mutual Irvine Campus	Irvine, CA	N/A	3.6	145,000	Office
Mission City Corporate Center	San Diego, CA	N/A	N/A	102,000	Office
			Total Net Rentable Area	**8,178,600**	
Park Place - Structured Parking	Irvine, CA	N/A	N/A	3,575,000	Parking
			Total	**11,753,600**	

_____

(1)   The square feet numbers presented represent the office, retail, residential and parking footages that the Company estimates can be developed on the referenced property.

Maguire Properties, Inc.
Second Quarter 2005

Option Properties (1)

Property	Location	Percentage Leased	Acreage	As of June 30, 2005 Developed / Developable Square Feet	Status
1733 Ocean Avenue	Santa Monica, CA	53%	N/A	91,398	Complete
Western Asset Plaza	Pasadena, CA	98%	N/A	256,987	Complete
Water's Edge I (2)	Los Angeles, CA	100%	N/A	245,530	Complete
Water's Edge II (2)	Los Angeles, CA	N/A	2.0	130,000	Undeveloped
Total Option Properties				**723,915**	

_____

(1)   We hold options at various terms for these properties.

(2)   We hold an option on a one-eighth partnership interest in these two properties.

Maguire Properties, Inc.
Second Quarter 2005

Management Statements on Non-GAAP Supplemental Measures

<u>**Funds from Operations:**</u>

We calculate funds from operations, or FFO, as defined by the National Association of Real Estate Investment Trusts, or NAREIT. FFO represents net income (loss) (computed in accordance with accounting principles generally accepted in the United States of America, or GAAP), excluding gains (or losses) from sales of property, extraordinary items, real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures.

Management uses FFO as a supplemental performance measure because, in excluding real estate related depreciation and amortization, gains (or losses) from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs. We also believe that, as a widely recognized measure of the performance of REITs, FFO will be used by investors as a basis to compare our operating performance with that of other REITs.

Management also uses FFO before losses from the early extinguishment of debt as a supplemental performance measure because these losses create significant earnings volatility which in turn results in less comparability between reporting periods and less predictability about future earnings potential. The losses represent costs to extinguish debt prior to the stated maturity and the write-off of unamortized loan costs on the date of extinguishment. The decision to extinguish debt prior to its maturity generally results from (i) the assumption of debt in connection with property acquisitions that is priced or structured at less than desirable terms (e.g. floating interest rate instead of fixed interest rate), (ii) short-term bridge financing obtained in connection with the acquisition of a property or portfolio of properties until such time as the company completes its long-term financing strategy, (iii) the early repayment of debt associated with properties sold or (iv) the restructuring or replacement of corporate level financing to accommodate property acquisitions. Consequently, management views these losses as costs to complete the respective acquisition or disposition of properties.

However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effect and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited. Other equity REITs may not calculate FFO in accordance with the NAREIT definition and, accordingly, our FFO may not be comparable to such other equity REITs' FFO. Accordingly, FFO should be considered only as a supplement to net income as a measure of our performance. FFO should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. FFO also should not be used as a supplement to or substitute for cash flow from operating activities (computed in accordance with GAAP).

41

Maguire Properties, Inc.
Second Quarter 2005

Management Statements on Non-GAAP Supplemental Measures (continued)

Adjusted Funds from Operations:

We calculate adjusted funds from operations, or AFFO, by adding to or subtracting from FFO (i) non-cash operating revenues and expenses, (ii) capitalized operating expenditures such as leasing payroll and interest expense, (iii) recurring capital expenditures required to maintain and re-tenant our properties and (iv) regular principal payments required to service our debt. Management uses AFFO as a supplemental liquidity measure because, when compared year over year, it assesses our ability to fund our dividend and distribution requirements from our operating activities. We also believe that, as a widely recognized measure of the liquidity of REITs, AFFO will be used by investors as a basis to assess our ability to fund dividend payments in comparison to other REITs.

However, because AFFO may exclude certain non-recurring capital expenditures and leasing costs, the utility of AFFO as a measure of our liquidity is limited. Additionally, other equity REITs may not calculate AFFO in a consistent manner, accordingly, our AFFO may not be comparable to such other equity REITs' AFFO. AFFO should be considered only as a supplement to cash flows from operating activities (computed in accordance with GAAP) as a measure of our liquidity.

EBITDA:

We believe that earnings before interest, income taxes, depreciation and amortization, or EBITDA, is a useful supplemental performance measure. Management uses EBITDA as an indicator of our ability to incur and service debt. We believe EBITDA is an appropriate supplemental measure for such purposes, because the amounts spent on interest are, by definition, available to pay interest, income tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up, and depreciation and amortization are non-cash charges. In addition, we believe EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of equity REITs. However, because EBITDA is calculated before recurring cash charges including interest expense and income taxes, and is not adjusted for capital expenditures or other recurring cash requirements of our business, its utility as a measure of our liquidity is limited. Accordingly, EBITDA should be considered only as supplement to cash flows from operating activities (computed in accordance with GAAP) as a measure of our liquidity. EBITDA is not a measure of our financial performance and should not be considered as an alternative to net income as an indicator of our operating performance. Other equity REITs may calculate EBITDA differently than we do; accordingly, our EBITDA may not comparable to such other REITs' EBITDA.

Management also uses EBITDA before losses from the early extinguishment of debt as a supplemental performance measure because these losses create significant earnings volatility which in turn results in less comparability between reporting periods and less predictability about future earnings potential. The losses represent costs to extinguish debt prior to the stated maturity and the write-off of unamortized loan costs on the date of extinguishment. The decision to extinguish debt prior to its maturity generally results from (i) the assumption of debt in connection with property acquisitions that is priced or structured at less than desirable terms (e.g. floating interest rate instead of fixed interest rate), (ii) short-term bridge financing obtained in connection with the acquisition of a property or portfolio of properties until such time as the company completes its long-term financing strategy, (iii) the early repayment of debt associated with properties sold and (iv) the restructuring or replacement of corporate level financing to accommodate property acquisitions. Consequently, management views these losses as costs to complete the respective acquisition or disposition of properties.

Maguire Properties, Inc.
Second Quarter 2005

Management Statements on Non-GAAP Supplemental Measures (continued)

Coverage Ratios:

We present interest and fixed charge coverage ratios as supplemental liquidity measures. Management uses these ratios as indicators of our financial flexibility to service current interest expense and debt amortization from current cash net operating income. In addition, we believe that these coverage ratios represent common metrics used by securities analysts, investors and other interested parties to evaluate our ability to service fixed cash payments. However, because these ratios are derived from EBITDA, their utility is limited by the same factors that limit the usefulness of EBITDA as a liquidity measure. Accordingly, our interest coverage ratio should be considered only as a supplement to cash flows from operating activities (computed in accordance with GAAP) as a measure of our liquidity.